November 23, 1998




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     RE:  Lite King Corp.
          Form 10-SB

Ladies/Gentlemen:

          Enclosed please find a Registration Statement under the Securities Exchange Act of 1934 on Form 10-SB relating to the above issuer.

          Daine Industries, Inc., presently the owner of all shares of Lite King, intends to distribute these shares, on a pro rata basis, to its shareholders as a dividend accompanied by a copy of their Form 10-SB.

                                   Very truly yours,



                                   Gerald A. Kaufman

GAK:jgc
Enclosure

             U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           FORM 10-SB

           GENERAL FORM FOR REGISTRATION OF SECURITIES
          OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
             OR 12(g) OF THE SECURITIES ACT OF 1934


                         LITE KING CORP.

          (Name of Small Business Issuer in Its Charter


     New York                                11-2996988

(State or Other Jurisdiction of              (I.R.S. Employer
Incorporation or Organization                Identification No.)

240 Clarkson Avenue, Brooklyn, New York      11226

(Address of Principal Executive Offices)     (Zip Code)

                          (718)469-3132

                   (Issuer's Telephone Number)


Securities to be registered under Section 12(b) of the Act:


Title of Each Class                Name of Each Exchange on Which
to be so Registered                Each Class is to be Registered

     None                               None


     None                               None



   Securities to be registered under Section 12(g) of the Act:

                  Common Stock, $.001 par value

                        (Title of Class)


                             PART 1

Item 1.   Description of Business

          Lite King Corp. ("The Registrant") was incorporated in
New York on January 4, 1990 and is currently engaged in the manufacture and assembly of wiring devices.

          Since February 1990, the Registrant has operated as a wholly owned subsidiary of Daine Industries, Inc. ("Daine"). The Board of Directors of Daine have determined to spin-off Lite King Corp.'s shares of common stock to its shareholders on a pro rata basis. Presently there are 248,461,935 shares of Daine outstanding. Daine owns all of the 2,484,620 outstanding shares of the Registrant which it will distribute to its shareholders as of November 30, 1998 on the basis of one share of the Registrant for each 100 shares of Daine held. Fractional shares will be rounded up or down.

          Management of Daine and the Registrant believe the two companies as separate entities will create additional value for the shareholders. There is no assurance of any trading market developing. It should be noted that even though Daine is a public company it has not traded in the past two years. Management will attempt to use Daine as a "shell" vehicle to acquire an operating business.

          On February 26, 1990 Daine acquired substantially all of the assets (with the exception of the cash) and the business of Lite King Corporation, a manufacturer and assembler of wiring devices, cord sets and sockets. The assets acquired had a total cost of $738,079, consisting of machinery and equipment, inventory, accounts receivable, a non compete clause entered into with Lite King Corporation's former president and principal shareholder and a rent deposit. The purchase price ($663,079 in cash and a $75,000 five year note payable in quarterly installments with interest of 12%) was arrived at by arms length negotiations and Daine obtained the funds for the purchase from its own internal sources. There was no material relationship between Daine and Lite King Corporation or any of its officers or directors prior to this transaction. The Registrant had entered into a six month consulting agreement with Lite King Corporation's former president and owner Mr. Jerold Kolton. For the consulting services rendered the Registrant paid Mr. Kolton the sum of $36,000 plus expenses of $9,000 or a total of $45,000.

          The Registrant and its predecessors have been in operation for over twenty five years and its customers are in the Christmas, Halloween, lamp, lighting, point of purchase display and ceramic products field. Lite King's electrical wiring devices consists of wiring harnesses, "pigtails", power supply cords and the sale of bulbs. Wiring harnesses consist of wire, one or more sockets on a line with a polarized plug and with or without a plug and a switch (which is optional). "Pigtails" consist of a socket


                               2
and wire. Power supply cords consists of a plug, wire and a switch (which is optional). The Registrant's customers consists of manufacturers of lamps, chandeliers, Christmas and Halloween illuminated decorations, novelties, point of purchase displays, signs, religious illuminated items, illuminated ceramic products and electrical specialties. The Registrant's "pigtails" are primarily sold to lamp and chandelier manufacturers while wiring devices and power supply cords are sold primarily to the Registrant's other customers.

          The Registrant obtains its raw materials from a number of different suppliers and believes that it is not dependent upon any source of supply. It faces competition from a number of domestic and international wiring device manufacturers, several of whom are considerably larger than the Registrant. Competition is believed to be intense and while the Registrant believes it is able to finance future growth internally, management believes that a number of the Registrant's competitors are materially stronger financially along with having production facilities located domestically and overseas, taking advantage of lower rates offshore.

          Lite King's facilities consist of approximately 16,000 square feet of office and factory space with annual lease payments of $58,000 plus tax escalations. The lease is scheduled to expire on April 30, 2002. At June 30, 1998, there were approximately 30 employees, all except three which were engaged in manufacturing and assembly activities. For the year ended June 30, 1998, four customers accounted for 35%, 21%, 23% and 6%, respectively of total revenues. For the fiscal year ended June 30, 1997 three customers accounted for 38%, 28% and 18% respectively of total revenues. The loss of any one of these customers would have a material adverse effect on the Registrant's future operations. No other customer accounted for 10% or more of revenues for the 1998 and 1997 fiscal years.

          Lite King recently embarked upon a modernization program which resulted in upgrading some of its present tooling and equipment. The modernization program has resulted in some improvement in productivity in some production areas and in making available some improved products. Management will also continue to seek out the acquisition of other companies or the purchase of assets of other firms which may be in a related field to Lite King or which may complement Lite King's business although no assurances can be given that such an acquisition or purchase will be completed in the near future.

Item 2.   Management's Discussion And Analysis or Plan of Operation

Three months ended September 30, 1998 versus 1997

          As a result of the acquisition of the assets of Lite King Corporation by the Registrant, during the three months ended
September 30, 1998 the Registrant generated revenues of $759,850.
During the three months ended September 30, 1997 the Registrant


                                3
generated revenues of $621,236.  During the three months ended
September 30, 1998 the Registrant had a net income of $66,483 as compared with net income of $58,218 for the three months ended
September 30, 1997.

          The increase in revenues can be attributed to added sales from one of its major customers. Gross Margins for the months ended September 30, 1998 declined to 27% from 30% for the three months ended September 30, 1997. The decline is due to the Company's inability to pass along price increases to its major customers and a reduction in the profit margin earned on one of the Company's principal products.

          General and administrative expenses declined by 10% when comparing expenses for the three months ended September 30, 1998 and the three months ended September 30, 1997. This decline can be attributed primarily to lower insurance, maintenance and professional expenses.

          Management anticipates activities for the quarter ended December 31, 1998 may result in a loss. The Registrant is experiencing added competition from firms with production facilities in China, Mexico and third world nations which resulted in lower gross margins. The Registrant is at a disadvantage in that firms based in the above listed nations have labor rates considerably lower than the Registrant's.

          As of September 30, 1998, the Registrant had total assets of $1,873,124, current assets of $1,746,954, fixed assets of $120,070, other assets of $6,100, current liabilities of $407,515, other liabilities of $8,423 and total shareholders' equity of $1,457,186. At June 30, 1998 total assets amounted to $1,722,950, current assets of $1,587,165, fixed assets of $129,685, other assets of $6,100, current liabilities of $323,824, other liabilities of $8,423 and shareholders' equity of $1,390,703.

          The cash and cash equivalents balances of the Company as of September 30, 1998 and June 30, 1998 were $557,641 and $585,552, respectively. The decline in cash and cash equivalents was principally the result of higher accounts receivable for the quarter ended September 30, 1998. The Company expects that its current balances of cash and cash equivalents will be sufficient to meet its minimum planned capital and liquidity needs for the next year.

Fiscal year 1998 versus 1997

          Sales declined 18% from fiscal year 1997 to fiscal year
1998.  This decrease of approximately $329,000 was due to a




                                4
downturn in orders from blow molded figurine customers who buy cord sets from Lite King Corp. In addition, during fiscal year 1998 Underwriters Laboratories mandated changes in fused plugs and wire used by Lite King Corp. in seasonal outdoor cord sets. The Company also experienced increased competition from cord set manufacturers based in China, where labor costs are considerably lower than those experienced by Lite King Corp.

          During fiscal year 1997 these blow molded figurine manufacturers purchased at normal levels, accounting for a 15% increase in sales of about $240,000 for fiscal year 1997 (as compared with fiscal year 1996 sales).

          Gross margins for fiscal year 1998 was 27% as compared with 29.6% in fiscal year 1997 and 24% in fiscal year 1996. The decrease in fiscal year 1998 gross margins was due to the inability of passing along price increases to company customers as higher unit labor costs were absorbed by Lite King Corp. Fiscal year 1997 gross margins increased as compared with fiscal year 1996 gross margins due to higher prices charged to company customers.

          General and administrative expenses declined by approximately $82,000 between fiscal year 1998 and fiscal year 1997. This decline can be attributed to lower amounts for underwriters laboratories fees $8,000; group insurance expenses $12,000; general insurance expense $35,000; legal and accounting expense $18,000; rent expense (real estate taxes) $35,000; and utilities expense $4,000 - offset by higher officers' salaries $22,000 and maintenance expense $8,000. The declines in these expense categories are consistent with lower levels of sales activities. Increased officers' salaries were paid to Lite King's president and treasurer.

          General and administrative expenses increased by approximately $131,000 between fiscal year 1996 and fiscal year 1997. The increase can be attributed to increases in underwriters laboratories fees $12,000; officers salaries $42,000; insurance expense $16,000; rent expense $40,000; legal and accounting $13,000; office salaries $4,000; and utilities expense $4,000. The increase in rent expense related to real estate taxes due for prior periods presented by Lite King Corp.'s landlord and are escalations in city real estate taxes paid by Lite King as part of its lease. Increased officer's salaries were paid to Lite King Corp's president and treasurer.

          Net loss increased by $30,820 between fiscal year 1998 and fiscal year 1997. The loss of $13,394 in fiscal year 1998 can be attributed to a 18% decline in sales in fiscal year 1998 and a related decline in general and administrative expenses. The reduction of the net loss from $4,021 in fiscal year 1996 to net income of $17,426 in fiscal year 1997 can be attributed to a 15% increase in sales offset by a rise in general and administrative expenses.



                                5
          There has been a downward trend in sales as sales decreased between fiscal year 1997 to 1998.

          The Registrant's has financed its activities primarily from operating activities. For fiscal year 1998 and 1997 cash flows from investing activities have not been material.

          During fiscal years 1996, 1997 and 1998, cash flows from financing activities have been immaterial.

          As of June 30, 1998, the Registrant had total assets of $1,722,950 as compared with total assets of $1,566,035 at June 30, 1997. The increase in assets of $156,915 can be attributed to an increase of $195,375 in the following current asset categories: an increase in cash and cash equivalents $313,999; prepaid expenses $2,497; deferred taxes $284 and a decrease of $11,933 in inventory and $109,472 in accounts receivables. There was a decrease in the fixed asset account $38,460 (net).

          During fiscal year 1998, total liabilities increased by $170,309 reflected by an increase in current liabilities of $178,924 and a decrease in deferred tax liabilities of $6,615 and a decrease in liabilities due to the Registrant's parent company $2,000. At June 30, 1998, shareholders' equity amounted to $1,014,823 as compared with $1,028,217 at June 30, 1997. The current ratio (current assets to current liabilities) at June 30, 1998 was approximately 5:1.

          Management presently is considering a number of negative factors which could have a material adverse effect on fiscal 1999 revenues and profitability. The Company will face intense competition for the candelabra cord sets in fiscal year 1999 from Chinese producers and their U.S. wholesaler representatives. It also will have to import its Edison base cord sets from Chinese sources at profit margins lower than those generated in earlier years when this product line was produced at the Company's facilities. Because of these uncertainties, management cannot forecast fiscal year 1999 revenues or profitability.

Item 3.   Description of Property

          As of June 30, 1998, the Registrant owned no property. Lite King's facilities consist of 16,000 square feet of office and factory space pursuant to a five year lease scheduled to expire on April 30, 2002. Annual lease payments during the first two years ending on April 30, 1999 will amount to $58,000 plus tax escalations. During the third year the rental amounts to $60,000 plus tax escalations and during the fourth and fifth year of the lease ending April 30, 2002, the annual lease payment amounts to $62,000 plus tax escalations.





                                6
Item 4.   Security Ownership of Certain Beneficial Owners and
          Management.

          The following table sets forth information as of October 31, 1998, with respect to all shareholders known by the Company to be beneficial owners of more than 5% of the outstanding Common Stock, all directors, and all directors and executive officers as a group. Except as noted below, each shareholder has sole voting and investment power with respect to shares owned.

                              Number of
Name and Address              Common Shares
of Beneficial Owner           Beneficially Owned       Percent*


Modern Technology Corp
P.O. Box 0007
Belle Harbor, New York 11694         720,000           29.0%

Arthur Seidenfeld**
P.O. Box 0007
Belle Harbor, New York 11694         360,000           14.5%

Anne Seidenfeld**
P.O. Box 0007
Belle Harbor, New York 11694         200,000            8.0%

American Israel Ventures Corp.**
P.O. Box 0007
Belle Harbor, New York 11694         150,000            6.0%

Gerald Kaufman
33 Walt Whitman Road
Huntington Station, New York 11746    30,000            1.2%

All  3 officers and directors
as a group                           590,000           23.7%


*Based upon 2,484,620 shares outstanding which assumes a distribution of one share of the Registrant for each 100 shares of Daine.

**Arthur Seidenfeld and Anne Seidenfeld are President and
Secretary, Treasurer respectively of Modern Technology Corp. and also own 49% and 12% respectively of the common stock of Modern
Technology Corp.

Arthur Seidenfeld owns 70% of the outstanding shares of American Israel Ventures Corp. (AIV) and Anne Seidenfeld owns 25% of the outstanding shares of AIV. Arthur Seidenfeld and Anne Seidenfeld are President and Treasurer-Secretary respectively of American Israel Ventures Corp.


                                7
Item 5.   Directors, Executive Officers, Promoters and Control
          Persons

          The executive officers and directors of the Registrant
are as follows:
Arthur Seidenfeld        47        President and Director
Anne Seidenfeld          85        Treasurer,Secretary
                                   and Director
Gerald Kaufman           57        Director

     Arthur Seidenfeld, President and Director of the Registrant since formation, was awarded a B.S. Degree in Accounting from New York University in 1972 and an M.B.A. in Finance in 1978 from Pace University. He has also served as President and Director of Daine Industries and of Modern Technology Corp. since 1988.

     Anne Seidenfeld, Secretary-Treasurer and Director of the
Company. She is also Treasurer, Secretary and a Director of Modern Technology Corp. and is Treasurer, Secretary and a Director of Daine.

     Gerald Kaufman, Director, has been a practicing attorney for over thirty years. He has served as a director of the Company, along with being a director of Modern Technology Corp. and Daine since November 1990.

     Arthur Seidenfeld is the son of Anne Seidenfeld.

Item 6.   Executive Compensation

          For the year ended June 30, 1998 Arthur Seidenfeld,
President and a Director of the Company received a salary of $81,800. Anne Seidenfeld, Treasurer and a Director of the Company, received a salary of $24,220 for the year ended June 30, 1998.

          No option or bonus plan exists.

Item 7.   Certain Relationships and Related Transactions

          Daine, the parent of the Company, maintains its corporate office in the facilities of the Registrant.

Item 8.   Description of Securities

          The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock $.001 par value per share, of which 2,484,620 are to be issued and outstanding at November 30, 1998.

          Holders of the Common Stock are entitled to receive dividends when and as declared by the Company's Board of Directors out of funds available therefore. Any such dividends may be paid in cash, property or shares of the Common Stock.



                                8
          Each holder of Common Stock is entitled to one vote per share on all matters, including the election of directors. Holders of Common Stock do not have cumulative voting rights. The absence of cumulative voting rights means that the holders of more than 50% of the shares voting for the election of directors can elect all directors if they choose to do so. In such event, the holders of the remaining shares of the Common Stock will not be entitled to elect any director. The Board of Directors shall be elected each year to a one year term. A majority of the shares entitled to vote, represented in person or by proxy, constitutes a quorum at a meeting of shareholders.

          Shares of the Common Stock have no preemptive or conversion rights, no redemption or sinking fund provisions and are not liable to further call or assessment. The outstanding shares of the Common Stock are, and any shares sold pursuant to this offering will be, fully paid and non-assessable. Each share of the Common Stock is entitled to share ratably in any assets available for distribution to holders of its equity securities upon liquidation of the Company.

                             PART II

Item 1.   Market Price of and Dividends on Registrant's Common
          Equity and Other Shareholder Matters

          The Common Stock has not traded. Until now all shares were owned by Daine. There is no representation or assurances that a trading market will develop, or if developed that it will be sustained. There is no indication of any trading prices.

          As of November 18, 1998, the Company will have 660 shareholders of record based upon the number of Daine shareholders.

          The Company has not paid any dividends since inception.
The Company does not anticipate paying any dividends in the future even if it were to have earnings.

Item 2.   Legal Proceedings

          None

Item 3.   Changes in and Disagreements with Accountants

          Not Applicable

Item 4.   Recent Sales of Unregistered Securities

          None





                                9
Item 5.   Indemnification of Directors and Officers

          The Company's Bylaws provide that except for willful negligence or intentional criminal conduct, the Company shall indemnify its Directors and Officers against third party liability, including shareholder and/or regulatory actions. Additionally, Sections 722-725 of the New York Business Corporation Law provide for indemnification by the Company or the New York State.















































                               10








                            I N D E X





                                                            Page


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT             1


BALANCE SHEETS - ASSETS                                       2


BALANCE SHEETS
  - LIABILITIES AND SHAREHOLDERS' EQUITY                      3


STATEMENTS OF SHAREHOLDERS' EQUITY                            4


STATEMENTS OF OPERATIONS                                      5


STATEMENTS OF CASH FLOWS                                      6


NOTES TO THE FINANCIAL STATEMENTS                            7-10










        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT


To the Board of Directors and Shareholders
LITE KING CORP.
Brooklyn, NY


We have audited the accompanying balance sheets of LITE KING CORP. as of June 30, 1998 and 1997 and the related statements of operations, statements of shareholders' equity and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LITE KING CORP. as of June 30, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.




                                   GREENBERG & COMPANY LLC

Springfield, New Jersey
August 6, 1998






                                                    Page 1 of 10

                            LITE KING CORP.
                            BALANCE SHEETS



                              A S S E T S


                                        Sept. 30, 1998      June 30
                                          (unaudited)        1998


CURRENT ASSETS
  Cash and Cash Equivalents               $  557,641      $  585,552
  Accounts Receivable                        625,263         392,787
  Inventory                                  550,002         595,194
  Prepaid Expenses                            13,764          13,348
  Deferred Taxes                                 284             284
  Total Current Assets                     1,746,954       1,587,165

FIXED ASSETS, At Cost
  Machinery and Equipment                    363,113         363,113
  Leasehold Improvements                       9,787           9,787
  Less:  Accumulated Depreciation
    and Amortization                        (252,830)       (243,215)
                                             120,070         129,685

OTHER ASSETS
  Deposits                                     6,100           6,100


TOTAL ASSETS                              $1,873,124      $1,722,950





















The accompanying notes are an integral part of these financial statements.


                                                          Page 2 of 10
                            LITE KING CORP.
                            BALANCE SHEETS



  L I A B I L I T I E S  A N D  S H A R E H O L D E R S'  E Q U I T Y


                                        Sept. 30, 1998     June 30
                                          (unaudited)        1998


CURRENT LIABILITIES
  Accounts Payable and Accrued Expenses   $  379,317      $  323,824
  Income Tax Payable                          28,198             -0-
  Total Current Liabilities                  407,515         323,824

OTHER LIABILITIES
  Deferred Income Tax Liability                8,423           8,423

TOTAL LIABILITIES                            415,938         332,247

COMMITMENTS AND CONTINGENCIES
  (Note 3)

SHAREHOLDERS' EQUITY
  Common Stock (No Par Value
    200 shares authorized, 100 shares
    issued and outstanding                     5,400           5,400
  Paid-In Capital                          1,139,880       1,139,880
  Retained Earnings                          311,906         245,423

TOTAL SHAREHOLDERS' EQUITY                 1,457,186       1,390,703


TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY                    $1,873,124      $1,722,950















The accompanying notes are an integral part of these financial statements.


                                                       Page 3 of 10
                              LITE KING CORP.
                    STATEMENTS OF SHAREHOLDERS' EQUITY
             For The Period July 1, 1996 to September 30, 1998



                                                                  Total
                     Number                                      Share-
                       of     No Par     Paid-In    Retained    holders'
                     Shares   Value      Capital    Earnings     Equity



BALANCES AT
JULY 1, 1996         100      $5,400    $1,137,880  $255,391   $1,398,671

Dividends Paid                                       (14,000)     (14,000)

Net Income (Loss)
for the Year Ended
June 30, 1997                                         17,426       17,426

BALANCES AT
JUNE 30, 1997        100       5,400     1,137,880   258,817    1,402,097

Capital
 Contribution                                2,000                  2,000

Net Income (Loss)
for the Year Ended
June 30, 1998                                        (13,394)     (13,394)

BALANCES AT
JUNE 30, 1998
(Audited)            100       5,400     1,139,880   245,423    1,390,703

Net Income (Loss)
for the three
months ended
Sept. 30, 1998                                        66,483       66,483

BALANCES AT
SEPT. 30, 1998
(UNAUDITED)          100      $5,400    $1,139,880  $311,906   $1,457,186










The accompanying notes are an integral part of these financial statements.


                                                               Page 4 of 10
                                LITE KING CORP.
                           STATEMENTS OF OPERATIONS




                           For The Three Months Ended    For The Years Ended
                                  September 30,                June 30,
                              1998           1997         1998        1997
                                  (Unaudited)

REVENUES
 Sales - Net                $  759,850    $621,236     $1,521,660  $1,850,407

COST OF GOODS SOLD
 Beginning Inventory           595,194     607,127        607,127     903,353
 Purchase and Freight          423,246     285,899        852,570     757,890
 Direct Labor                   84,864      95,408        245,031     249,049
                             1,103,304     988,434      1,704,728   1,910,292

 Less:  Inventory
  - End of Period              550,002     551,127        595,194     607,127
                               553,302     437,307      1,109,534   1,303,165

 GROSS MARGIN                  206,548     183,929        412,126     547,242

 Interest Income                 5,092         175         15,238         -0-

 General and Administrative
  Expenses                    (107,344)   (114,842)      (402,100)   (484,509)

 Depreciation and
  Amortization Expense          (9,615)     (9,615)       (38,460)    (42,420)

INCOME (LOSS) BEFORE
 INCOME TAXES                   94,681      59,647        (13,196)     20,313

 Income Tax Expense             28,198      16,994            198       2,887


NET INCOME (LOSS)           $   66,483    $ 42,653     $  (13,394) $   17,426


Earnings (Loss) Per Share      $664.83     $426.53       $(133.94)    $174.26


Weighted Average Number
 of Shares of Common
 Stock Outstanding             100           100           100         100








The accompanying notes are an integral part of these financial statements.


                                                                 Page 5 of 10
                                LITE KING CORP.
                           STATEMENTS OF CASH FLOWS

                             For The Three Months Ended  For The Years Ended
                                    September 30,              June 30,
                                   1998       1997         1998      1997
                                     (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
 Net Income (Loss)               $ 66,483   $ 42,653     $(13,394) $ 17,426
 Adjustment to Reconcile Net
 Income to Net Cash Provided By
 (Used In) Operating Activities:
  Depreciation and
   Amortization Expense             9,615      9,615       38,460    42,420
  Change in Assets and Liabilities:
   Decrease (Increase) in
    Accounts Receivable          (232,476)   122,799      109,472    17,676
   Decrease (Increase) in
    Inventory                      45,192     56,000       11,933   296,226
   Decrease (Increase) in
    Prepaid Expenses                 (416)       -0-       (2,497)   12,706
   Decrease (Increase) in
    Deferred Taxes - Current          -0-        -0-         (284)      -0-
   Increase (Decrease) in
    Accounts Payable and
    Accrued Expenses               55,493     64,543      180,497  (192,159)
   Increase (Decrease) in
    Income Tax Payable             28,198     13,992       (1,573)    1,573
   Increase (Decrease) in
    Deferred Income Tax
    Liability                         -0-        -0-       (6,615)      -0-
 Net Cash Provided By (Used In)
  Operating Activities            (27,911)   309,602      315,999   195,868

CASH FLOWS FROM INVESTING
ACTIVITIES
 Capital Expenditures                 -0-        -0-          -0-    (4,846)
 Net Cash Provided By (Used In)
   Investing Activities               -0-        -0-          -0-    (4,846)

CASH FLOWS FROM FINANCING
ACTIVITIES
 Capital Contribution                 -0-        -0-          -0-    14,000
 Dividends Paid To Parent
  Company                             -0-     (2,000)      (2,000)      -0-
 Net Cash Provided By (Used In)
   Financing Activities               -0-     (2,000)      (2,000)   14,000

Net Increase (Decrease) in Cash
 and Cash Equivalents             (27,911)   307,602      313,999   205,022

Cash and Cash Equivalents at
 Beginning of Period              585,552    271,553      271,553    66,531

CASH AND CASH EQUIVALENTS AT
 END OF PERIOD                   $557,641   $579,155     $585,552  $271,553
Supplemental Disclosures of Cash Flow Information:
 Cash Paid During the Year for:
  Interest                       $    -0-   $    -0-     $   -0-   $   -0-
  Income Taxes                   $    -0-   $  1,429     $  7,097  $  4,701
The accompanying notes are an integral part of these financial statements.
                                                                 Page 6 of 10
                            LITE KING CORP.
                   NOTES TO THE FINANCIAL STATEMENTS
             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1998
              AND THE YEARS ENDED JUNE 30, 1998 AND 1997


NOTE 1:  ORGANIZATION AND NATURE OF OPERATIONS

         Lite King Corp. (LKC) is a New York corporation. LKC is owned 100% by Daine Industries, Inc. (Daine), a Delaware corporation. LKC's principal business is the manufacture and assembly of electrical wiring devices, cord sets and sockets. LKC's customers consist of manufacturers of lamps, chandeliers, Christmas and Halloween illuminated decorations, novelties, point of purchase displays, signs, and other electrical specialties. The customers are located throughout North America.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         CASH AND CASH EQUIVALENTS

         Cash equivalents consist of highly liquid, short-term investments with maturities of 90 days or less. The carrying amount reported in the accompanying balance sheets approximates fair value.

         ACCOUNTS RECEIVABLE

         Accounts receivable are judged as to collectibility by management and an allowance for bad debts is established as necessary. As of each balance sheet date, no reserve was considered necessary.

         INVENTORY

         Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.
         Inventories consist of:

                                          9/30/98     6/30/98
                                        (Unaudited)
               Raw Materials            $476,875     $506,875
               Work-in-Process            55,427       65,427
               Finished Goods             17,700       22,892
                                        $550,002     $595,194

          ADVERTISING

          Advertising costs are expensed as incurred.







                                                    Page 7 of 10
                            LITE KING CORP.
                   NOTES TO THE FINANCIAL STATEMENTS
             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1998
            AND FOR THE YEARS ENDED JUNE 30, 1998 AND 1997
                              (Continued)

          CONCENTRATION OF CREDIT RISK

          Financial instruments that potentially subject the Company to concentration of credit risk are accounts receivable. During the three months ended September 30, 1998 and the years ended June 30, 1998 and 1997, three customers accounted for approximately 63.9%, 12.3%, 11.6% and 38%, 28%, 18%, and 43%,
          24%, 15%, respectively, of total revenues. The Company performs ongoing credit evaluations of its customers but generally does not require collateral to support customer receivables. The loss of any one of these customers could have a material adverse effect on the financial condition of the company.

          PROPERTY AND EQUIPMENT

          Renewals and betterments are capitalized; maintenance and repairs are expensed as incurred.

          Depreciation is calculated using the straight line method over the asset's estimated useful life, which generally approximates 10 years.

          REVENUE RECOGNITION POLICY

          The company recognizes sales, for both financial statement purposes and for tax purposes, when the products are shipped to customers.

          ESTIMATES IN FINANCIAL STATEMENTS

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          INCOME TAXES

          The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." SFAS 109 has as its basic objective the recognition of current and deferred income tax assets and liabilities based upon all events that have been recognized in the financial statements as measured by the provisions of the enacted tax laws.

          Valuation allowances are established when necessary to reduce deferred tax assets to the estimated amount to be realized. Income tax expense represents the tax payable for the current period and the change during the period in the deferred tax assets and liabilities.

                                                     Page 8 of 10
                            LITE KING CORP.
                   NOTES TO THE FINANCIAL STATEMENTS
             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1998
              AND THE YEARS ENDED JUNE 30, 1998 AND 1997
                              (Continued)

NOTE 3:   COMMITMENTS AND CONTINGENCIES

          The company is currently in a lease for office and factory space requiring minimum annual base rental payments for the fiscal periods shown as follows:

                         1999      $ 58,333
                         2000        60,333
                         2001        62,000
                         2002        51,667
                         Total     $232,333

          In addition to annual base rental payments, the company must pay an annual escalation for real estate taxes.

NOTE 4:  INCOME TAXES

         Income taxes are accrued at the statutory U.S. and state income tax rates.

         Income tax expense is principally due to state and local income taxes based upon capital. Deferred tax liabilities relate to depreciation timing differences and operating loss carrybacks.

                                  September 30     June 30,
                                      1998      1998      1997

         Current tax expense
         (benefit):
         Income tax at
          statutory rates         $28,198      $7,097   $4,701

         Deferred tax expense
         (benefit):
         Depreciation                 -0-      (6,615)  (1,814)
         Operating loss
          carryback                   -0-        (284)     -0-
                                      -0-      (6,899)  (1,814)

         Total Tax Expense
         (Benefit)                $28,198      $  198   $2,887

         The tax effect of significant temporary differences, which comprise the deferred tax assets and liabilities are as follows:
                                  September 30,         June 30,
                                       1998               1998
           Deferred tax asset
           Operating loss
             carryback               $  248             $  248
         Deferred tax liability
           Depreciation              $8,423             $8,423



                                                   Page 9 of 10
                            LITE KING CORP.
                   NOTES TO THE FINANCIAL STATEMENTS
             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1998
              AND THE YEARS ENDED JUNE 30, 1998 AND 1997
                              (Continued)

NOTE 5:   POSTRETIREMENT EMPLOYEE BENEFITS

          The company does not have a policy to cover employees for any health care or other welfare benefits that are incurred after employment (postretirement). Therefore, no provision is required under SFAS's 106 or 112.

NOTE 6:   INTERIM FINANCIAL REPORTING

          The unaudited financial statements of the Company for the period July 1, 1998 to September 30, 1998 have been prepared by management from the books and records of the Company, and reflect, in the opinion of management, all adjustments necessary for a fair presentation of the financial position and operations of the Company as of the period indicated herein, and are of a normal recurring nature.

NOTE 7:   SUBSEQUENT EVENT

          In October 1998, the Company increased its authorized common shares from 200 to 50,000,000. The Company also changed the par value from none to $.001 per share and declared a 24,846.20 to one stock split. Therefore, after the split becomes effective, there will be 2,484,620 shares outstanding.































                                                          Page 10 of 10
                               PART III

Exhibits

                         2(a)     Certificate of Incorporation
                          (b)     By-Laws


                              SIGNATURES



                         In accordance with Section 12 of the Securities
Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  LITE KING CORP.


                                  By:
                                      Arthur Seidenfeld, President

Dated:  November 19, 1998



































                                   9

                                                       Exhibit 2(a)
                  CERTIFICATE OF INCORPORATION
                               OF
                      LK ACQUISITION CORP.

        Under Section 402 of the Business Corporation Law

     The undersigned, for the purpose of forming a corporation pursuant to the Business Corporation Law of the State of New York, does hereby certify and set forth:

     FIRST:    The Name of the corporation is:

                      LK ACQUISITION CORP.

     SECOND: The purposes for which the corporation is formed as follows:

     To engage in any lawful act or activity for which corporations may be formed under the Business Corporation Law, provided that the corporation is not formed to engage in any act or activity which requires the consent or approval of any State official, department, board, agency or other body, without such consent or approval first being obtained.

     For the accomplishment of the aforesaid purposes, and in furtherance thereof, the corporation shall have and may exercise all of the powers conferred by the Business Corporation Law of the State of New York upon corporations formed thereunder, subject to any limitations contained in Article 2 of said law, or in accordance with the provisions of any other statute of the State of New York.

     THIRD:    The office of the corporation within the State of
New York shall be located in the County of Queens.

     FOURTH:   The aggregate number of shares which the corporation
shall have the authority to issue is Two Hundred (200), all of which shall be without par value.

     FIFTH:    The Secretary of State is designated as agent of the
corporation upon whom process against it may be served. The post office address to which the Secretary of State shall mail a copy of any process against the corporation served upon him is:

                    c/o Gerald Kaufman, Esq.
                      145 East 48th Street
                    New York, New York 10017

     IN WITNESS WHEREOF, this certificate has been signed this 3rd day of January, 1990, by the undersigned, who affirms that the statements made herein are true under the penalties of perjury.



Fred Larison
111 Washington Avenue
Albany, New York 12210

                    CERTIFICATE OF AMENDMENT
                             OF THE
                  CERTIFICATE OF INCORPORATION
                               OF

                      LK ACQUISITION CORP.

       (Under Section 805 of the Business Corporation Law)

     1.   The name of the corporation is LK Acquisition Corp.

     2. The certificate of incorporation was filed by the department of state on January 4, 1990.

     3. The certificate of incorporation is amended to change the name of the corporation and paragraph one which sets forth the name of the corporation, is amended to read:

          "First:   The name of the corporation is Lite King
                    Corp."

     4. The amendment to the certificate of incorporation was authorized by the written consent of all shareholders entitled to vote. Said authorization is subsequent to the affirmative vote of the Board of Directors.

     IN WITNESS WHEREOF, we have, under penalties of perjury, signed this Certificate of Amendment this 26th day of February, 1990, and affirmed that the statements contained therein are true.


                              Arthur Seidenfeld, President



                              Anne Seidenfeld, Secretary

                    CERTIFICATE OF AMENDMENT

                             OF THE

                  CERTIFICATE OF INCORPORATION

                               OF

                         LITE KING CORP.

                     _ _ _ _ _ _ _ _ _ _ _ _
                    Under Section 805 of the
                    Business Corporation Law
                     _ _ _ _ _ _ _ _ _ _ _ _


     Pursuant to Section 805 of the Business Corporation Law, the undersigned, Arthur Seidenfeld, President, and Anne Seidenfeld,
Secretary, hereby certify:

     1.   The name of the Corporation is Lite King Corp.

     2. The Certificate of Incorporation was filed, under the name LK Acquisition Corp., by the Department of State of the State of New York on January 4, 1980.

     3. The amendments to the Certificate of Incorporation effected by this Certificate are as follows:

     (a) Paragraph four relating to the number of shares which the Corporation shall have the authority to issue is hereby amended to change the 200 authorized no par value shares of capital stock to 50,000,000 shares par value of $.001 per share Common Stock.

          To accomplish such change paragraph four of the Certificate of Incorporation is hereby amended to read as follows:
               "FOURTH: The Corporation shall be authorized to issue the following shares:

          Class          Number of Shares         Par Value Each
          Common         50,000,000               $.001."

          The 100 shares without par value of the previously authorized capital stock currently issued and outstanding are hereby changed into 2,500,000 shares of the newly authorized shares of Common Stock of the par value of $.001 each, at the rate of 25,000 shares of newly authorized Common Stock for one share of the previously authorized capital stock.

     (b) To add a new paragraph sixth to eliminate pre-emptive rights. To accomplish the foregoing, a new paragraph sixth is hereby added to read as follows:

          "SIXTH:   No holder of shares of the Corporation, because
of his ownership of such shares, shall have a pre-emptive, preferential or other right to purchase, subscribe for, receive or take any part of any shares of the Corporation of any class, or any securities convertible into, exchangeable for, or carrying a right to purchase its shares of any class, whether now or hereafter authorized, and whether issued, optioned, sold or offered for sale by the Corporation for cash or other consideration."

     4. The amendments effectuated by this Certificate of Amendment of the Certificate of Incorporation were authorized by unanimous written consent of all the shareholders of the Corporation following authorization by the Board of Directors by unanimous written consent.
          IN WITNESS WHEREOF, we hereunto sign our names and affirm that the statements made herein are true under the penalties of perjury, this 8th day of October, 1998.



                              By:  s/ Arthur Seidenfeld
                                   Arthur Seidenfeld, President


                              By:  s/ Anne Seidenfeld
                                   Anne Seidenfeld, Secretary

                    CERTIFICATE OF CORRECTION
                               OF
                    CERTIFICATE OF AMENDMENT
                               OF
                         LITE KING CORP.


                    Under Section 105 of the
                    Business Corporation Law


          The undersigned being respectively, the President and Secretary of the Corporation, does hereby certify and sets forth as follows:

          FIRST:    The name of the Corporation is:

                    LITE KING CORP.

          SECOND:   The date of the certificate to be corrected was
filed with the Department of State is the ninth day of October
1998.

          THIRD:    The nature of the incorrect statements are as
follows:

          In paragraph FOURTH the figures specifying the rate of change of issued and unissued shares of the existing stock structure to issued and unissued shares of the new stock structure were incorrectly stated thereby causing the resulting amount of issued and unissued shares of the new stock structure to be incorrectly stated.

          FOURTH:   The provision in the certificate as corrected
is as follows:

               "FOURTH:  That the presently ;issued 100 Common
Shares without par value are hereby changed, on a 1 for 24,846.20 basis, into 2,484,620 issued Common Shares par value $.001 per share.

          That the 100 presently unissued Common Shares without par value are hereby changed, on a 1 for 475,153.8 basis into 47,515,380 unissued Common shares par value $.001 per share".

          IN WITNESS WHEREOF, we hereunto sign our names this third day of November, 1998, and affirm that the statements contained herein are true under the penalties of perjury.

                                   S:/ Arthur Seidenfeld
                                       Arthur Seidenfeld, President

                                   S:/ Anne Seidenfeld
                                        Anne Seidenfeld, Secretary

                                                       Exhibit 2(b)
                             BY-LAWS
                               of
                      LK ACQUISITION CORP.

                       ARTICLE I - OFFICES

     The principal office of the corporation shall be in the
of               County of Kings State of New York.  The
corporation may also have offices at such other places within or without the State of New York as the board may from time to time determine or the business of the corporation may require.

                    ARTICLE II - SHAREHOLDERS

1.   PLACE OF MEETING.

     Meetings of shareholders shall be held at the principal office of the corporation or at such place within or without the State of New York as the board shall authorize.

2.   ANNUAL MEETING.

     The annual meeting of the shareholders shall be held on the
day of             at              M. in each year if not a legal
holiday, and, if a legal holiday, then on the next business day following at the same hour, when the shareholders shall elect a board and transact such other business as may properly come before the meeting.

3. Special meetings of the shareholders may be called by the board or by the president and shall be called by the president or the secretary at the request in writing of a majority of the board or at the request in writing by shareholders owning a majority in amount of the shares issued and outstanding. Such request shall state the purpose or purposes of the proposed meeting. Business transacted at a special meeting shall be confined to the purposes stated in the notice.

4.   FIXING RECORD DATE.

     For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action,







                            By-Laws A
the board shall fix, in advance, a date as the record date for any such determination of shareholders. Such date shall not be more than fifty nor less than ten days before the date of such meeting, nor more than fifty days prior to any other action. If no record date is fixed it shall be determined in accordance with the provisions of law.

5.   NOTICE OF MEETINGS OF SHAREHOLDERS.

     Written notice of each meeting of shareholders shall state the purpose or purposes for which the meeting is called, the place, date and hour of the meeting and unless it is the annual meeting, shall indicate that it is being issued by or at the direction of the person or persons calling the meeting. Notice shall be given either personally or by mail to each shareholder entitled to vote at such meeting, not less than ten nor more than fifty days before the date of the meeting. If action is proposed to be taken that might entitle shareholders to payment for their shares, the notice shall include a statement of that purpose and to that effect. If mailed, the notice is given when deposited in the United States mail, with postage thereon prepaid, directed to the shareholder at his address as it appears on the record of shareholders, or, if he shall have filed with the secretary a written request that notices to him be mailed to some other address, then directed to him at such other address.

6.   WAIVERS.

     Notice of meeting need not be given to any shareholder who signs a waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any shareholder at a meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by him.

7.   QUORUM OF SHAREHOLDERS.

     Unless the certificate of incorporation provides otherwise, the holders of a majority of the shares entitled to vote thereat shall constitute a quorum at a meeting of shareholders for the transaction of any business, provided that when a specified item of business is required to be voted on by a class or classes, the holders of a majority of the shares of such class or classes shall constitute a quorum for the transaction of such specified item of business.

     When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

     The shareholders present may adjourn the meeting despite the absence of a quorum.



                            By-Laws B
8.   PROXIES.

     Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting may authorize another person or persons to act for him by proxy.

     Every proxy must be signed by the shareholder or his attorney-in-fact. No proxy shall be valid after expiration of eleven months from the date thereof unless otherwise provided in the proxy.
Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by law.

9.   QUALIFICATION OF VOTERS.

     Every shareholder of record shall be entitled at every meeting of shareholders to one vote for every share standing in his name on the record of shareholders, unless otherwise provided in the certificate of incorporation.

10.  VOTE OF SHAREHOLDERS.

     Except as otherwise required by statute or by the certificate of incorporation;

     (a) directors shall be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election;

     (b) all other corporate action shall be authorized by a majority of the votes cast.

11.  WRITTEN CONSENT OF SHAREHOLDERS.

     Any action that may be taken by vote may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders of all the outstanding shares entitled to vote thereon or signed by such lesser number of holders as may be provided for in the certificate of incorporation.

                     ARTICLE III - DIRECTORS

1.   BOARD OF DIRECTORS.

     Subject to any provision in the certificate of incorporation the business of the corporation shall be managed by its board of directors, each of whom shall be at least 18 years of age and need not be shareholders.

2.   NUMBER OF DIRECTORS.

     The number of directors shall be three. When all of the shares are owned by less than three shareholders, the number of directors may be less than three but not less than the number of shareholders.

                            By-Laws C


3.   ELECTION AND TERM OF DIRECTORS.

     At each annual meeting of shareholders, the shareholders shall elect directors to hold office until the next annual meeting. Each director shall hold office until the expiration of the term for which he is elected and until his successor has been elected and qualified, or until his prior resignation or removal.

4.   NEWLY CREATED DIRECTORSHIPS AND VACANCIES.

     Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board for any reason except the removal of directors without cause may be filled by a vote of a majority of the directors then in office, although less than a quorum exists, unless otherwise provided in the certificate of incorporation. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the shareholders unless otherwise provided in the certificate of incorporation. A director elected to fill a vacancy caused by resignation, death or removal shall be elected to hold office for the unexpired term of his predecessor.

5.   REMOVAL OF DIRECTORS.

     Any or all of the directors may be removed for cause by vote of the shareholders or by action of the board. Directors may be removed without cause only by vote of the shareholders.

6.   RESIGNATION.

     A director may resign at any time by giving written notice to the board, the president or the secretary of the corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the board or such officer, and the acceptance of the resignation shall not be necessary to make it effective.

7.    QUORUM OF DIRECTORS.

     Unless otherwise provided in the certificate of incorporation, a majority of the entire board shall constitute a quorum for the transaction of business or of any specified item of business.

8.   ACTION OF THE BOARD.

     Unless otherwise required by law, the vote of a majority of the directors present at the time of the vote, if a quorum is present at such time, shall be the act of the board. Each director present shall have one vote regardless of the number of shares, if any, which he may hold.




                            By-Laws D

9.   PLACE AND TIME OF BOARD MEETINGS.

     The board may hold its meetings at the office of the corporation or at such other places, either within or without the State of New York, as it may from time to time determine.

10.  REGULAR ANNUAL MEETING.

     A regular annual meeting of the board shall be held immediately following the annual meeting of shareholders at the place of such annual meetings of shareholders.

11.  NOTICE OF MEETINGS OF THE BOARD, ADJOURNMENT.

     (a) Regular meetings of the board may be held without notice at such time and place as it shall from time to time determine. Special meetings of the board shall be held upon notice to the directors and may be called by the president upon three days notice to each director either personally or by mail or by wire; special meetings shall be called by the president or by the secretary in a like manner on written request of two directors. Notice of a meeting need not be given to any director who submits a waiver of notice whether before or after the meeting or who attends the meeting without protesting prior thereto or at its commencement, the lack of notice to him.

     (b) A majority of the directors present, whether or not a quorum is present, may adjourn any meeting to another time and place. Notice of the adjournment shall be given all directors who were absent at the time of the adjournment and, unless such time and place are announced at the meeting, to the other directors.

12   CHAIRMAN.

     At all meetings of the board the president, or in his absence, a chairman chosen by the board shall preside.

13.  EXECUTIVE AND OTHER COMMITTEES.

     The board, by resolution adopted by a majority of the entire board, may designate from among its members an executive committee and other committees, each consisting of three or more directors. Each such committee shall serve at the pleasure of the board.

14.  COMPENSATION.

     No compensation shall be paid to directors, as such, for their services, but by resolution of the board a fixed sum and expenses for actual attendance, at each regular or special meeting of the board may be authorized. Nothing herein contained shall be




                            By-Laws E
construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

                      ARTICLE IV - OFFICERS

1.   OFFICES, ELECTION, TERM.

     (a) Unless otherwise provided for in the certificate of incorporation, the board may elect or appoint a president, one or more vice-presidents, a secretary and a treasurer, and such other officers as it may determine, who shall have such duties, powers and functions as hereinafter provided.

     (b) All officers shall be elected or appointed to hold office until the meeting of the board following the annual meeting of shareholders.

     (c) Each officer shall hold office for the term for which he is elected or appointed and until his successor has been elected or appointed and qualified.

2.   REMOVAL, RESIGNATION, SALARY, ETC.

     (a) Any officer elected or appointed by the board may be removed by the board with or without cause.

     (b) In the event of the death, resignation or removal of an officer, the board in its discretion may elect or appoint a successor to fill the unexpired term.

     (c) Any two or more offices may be held by the same person, except the offices of president and secretary. When all of the issued and outstanding stock of the corporation is owned by one person, such person may hold all or any combination of offices.

     (d)  The salaries of all officers shall be fixed by the board.

     (e) The directors may require any officer to give security for the faithful performance of his duties.

3.   PRESIDENT.

     The president shall be the chief executive officer of the corporation; he shall preside at all meetings of the shareholders and of the board; he shall have the management of the business of the corporation and shall see that all orders and resolutions of the board are carried into effect.

4.   VICE-PRESIDENTS.

     During the absence or disability of the president, the vice-president, or if there are more than one, the executive vice-president, shall have all the powers and functions of the president. Each vice-president shall perform such other duties as the board shall prescribe.

                            By-Laws F


5.   SECRETARY.

     The secretary shall:

     (a)  attend all meetings of the board and of the shareholders;

     (b) record all votes and minutes of all proceedings in a book to be kept for that purpose;

     (c) give or cause to be given notice of all meetings of shareholders and of special meetings of the board;

     (d) keep in safe custody the seal of the corporation and affix it to any instrument when authorized by the board;

     (e) when required, prepare or cause to be prepared and available at each meeting of shareholders a certified list in alphabetical order of the names of shareholders entitled to vote thereat, indicating the number of shares of each respective class held by each;

     (f) keep all the documents and records of the corporation as required by law or otherwise in a proper and safe manner;

     (g) perform such other duties as may be prescribed by the board.

6.   ASSISTANT-SECRETARIES.

     During the absence or disability of the secretary, the assistant-secretary, or if there are more than one, the one so designated by the secretary or by the board, shall have all the powers and functions of the secretary.

7.   TREASURER.

     The treasurer shall:

     (a)  have the custody of the corporate funds and securities;

     (b) keep full and accurate accounts of receipts and disbursements in the corporate books;

     (c) deposit all money and other valuables in the name and to the credit of the corporation in such depositories as may be designated by the board;

     (d) disburse the funds of the corporation as may be ordered or authorized by the board and preserve proper vouchers for such disbursements;

     (e) render to the president and board at the regular meetings of the board, or whenever they require it, an account of all his transactions as treasurer and of the financial condition of the corporation;

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     (f)  render a full financial report at the annual meeting of the shareholders if so requested;

     (g) be furnished by all corporate officers and agents at his request, with such reports and statements as he may require as to all financial transactions of the corporation;

     (h) perform such other duties as are given to him by these by-laws or as from time to time are assigned to him by the board or the president.

8.   ASSISTANT-TREASURER.

     During the absence or disability of the treasurer, the assistant-treasurer, or if there are more than one, the one so designated by the secretary or by the board, shall have all the powers and functions of the treasurer.

9.   SURETIES AND BONDS.

     In case the board shall so require, any officer or agent of the corporation shall execute to the corporation a bond in such sum and with such surety or sureties as the board may direct, conditioned upon the faithful performance of his duties to the corporation and including responsibility for negligence and for the accounting for all property, funds or securities of the corporation which may come into his hands.

               ARTICLE V - CERTIFICATES FOR SHARES

1.   CERTIFICATES.

     The shares of the corporation shall be represented by certificates. They shall be numbered and entered in the books of the corporation as they are issued. They shall exhibit the holder's name and the number of shares and shall be signed by the president or a vice-president and the treasurer or the secretary and shall bear the corporate seal.

2.   LOST OR DESTROYED CERTIFICATES.

     The board may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation, alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the board may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the corporation a bond in such sum and with such surety or sureties as it may direct


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as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

3.   TRANSFERS OF SHARES.

     (a) Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, and cancel the old certificate; every such transfer shall be entered on the transfer book of the corporation which shall be kept at its principal office. No transfer shall be made within ten days next preceding the annual meeting of shareholders.

     (b) The corporation shall be entitled to treat the holder of record of any share as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof, except as expressly provided by the laws of New York.

4.   CLOSING TRANSFER BOOKS.

     The board shall have the power to close the share transfer books of the corporation for a period of not more than ten days during the thirty day period immediately preceding (1) any shareholders' meeting, or (2) any date upon which shareholders shall be called upon to or have a right to take action without a meeting, or (3) any date fixed for the payment of a dividend or any other form of distribution, and only those shareholders of record at the time the transfer books are closed, shall be recognized as such for the purpose of (1) receiving notice of or voting at such meeting, or (2) allowing them to take appropriate action, or (3) entitling them to receive any dividend or other form of distribution.

                     ARTICLE VI - DIVIDENDS

     Subject to the provisions of the certificate of incorporation and to applicable law, dividends on the outstanding shares of the corporation may be declared in such amounts and at such time or times as the board may determine. Before payment of any dividend, there may be set aside out of the net profits of the corporation available for dividends such sum or sums as the board from time to time in its absolute discretion deems proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the board shall think conducive to the interests of the corporation, and the board may modify or abolish any such reserve.



                            By-Laws I

                  ARTICLE VII - CORPORATE SEAL

     The seal of the corporation shall be circular in form and bear the name of the corporation, the year of its organization and the words "Corporate Seal, New York." The seal may be used by causing it to be impressed directly on the instrument or writing to be sealed, or upon adhesive substance affixed thereto. The seal on the certificates for shares or on any corporate obligation for the payment of money may be a facsimile, engraved or printed.

             ARTICLE VIII - EXECUTION OF INSTRUMENTS

     All corporate instruments and documents shall be signed or countersigned, executed, verified or acknowledged by such officer or officers or other person or persons as the board may from time to time designate.

                    ARTICLE IX - FISCAL YEAR

     The fiscal year shall begin the first day of July in each year.

     ARTICLE X - REFERENCES TO CERTIFICATE OF INCORPORATION

     Reference to the certificate of incorporation in these by-laws shall include all amendments thereto or changes thereof unless specifically excepted.

                   ARTICLE XI - BY-LAW CHANGES

AMENDMENT, REPEAL, ADOPTION, ELECTION OF DIRECTORS.

     (a) Except as otherwise provided in the certificate of incorporation the by-laws may be amended, repealed or adopted by vote of the holders of the shares at the time entitled to vote in the election of any directors. By-laws may also be amended, repealed or adopted by the board but any by-law adopted by the board may be amended by the shareholders entitled to vote thereon as hereinabove provided.

     (b) If any by-law regulating an impending election of directors is adopted, amended or repealed by the board, there shall be set forth in the notice of the next meeting of shareholders for the election of directors the by-law so adopted, amended or repealed, together with a concise statement of the changes made.









                            By-Laws J